

Ckrush

336 WEST 37TH STREET, SUITE 410
NEW YORK, NY 10018
P-212-564-1111 F-212-564-4799

By Fax to 202-772-9202

September 28, 2007

Beverly A. Singleton
Staff Accountant
Securities and Exchange Commission
100 F Street N. E.
Washington D.C. 20549-3561

Dear Ms. Singleton:

This is to confirm our conversation today, in which, in response to my request for a conference call you requested that the Company draft its position on the matters for the conference call and that we present our other draft responses to the Staff's letter of September 11. You agreed to allow us to provide our draft response by Tuesday, October 9, 2007.

✓ ok

Again, thank you for you consideration in this matter.

Sincerely,

Jan E. Chason
Executive Vice President and
Chief Financial Officer